Filed Pursuant to Rule 433
Registration Statement No. 333-189896

For Immediate Release

Wednesday, July 2, 2014

Uruguay Announces Final Allocation of Proceeds

Montevideo, Uruguay: The Republic of Uruguay (“Uruguay”) announced today that the net proceeds from the offering of its US$2,000,000,000 5.100% USD Bonds due 2050 (the “New Bonds”) totaled US$1,991,240,000, after deduction of underwriting discounts and commissions and of certain expenses payable by Uruguay. HSBC Securities (USA) Inc. and J.P. Morgan Securities LLC acted as underwriters for the New Bonds.

Uruguay used US$1,164,216,891.18 of such net proceeds to pay the purchase price plus accrued interest for the bonds identified below (the “Tendered Bonds”) that were tendered to HSBC Securities (USA) Inc., as billing and delivering bank (the “B&D Bank”) under the tender offer previously announced (the “Tender Offer”), pursuant to the offer to purchase such bonds for cash subject to the terms and conditions contained in the Offer to Purchase dated June 10, 2014 (the “Offer to Purchase”). The Tendered Bonds purchased by Uruguay from the B&D Bank have been canceled. Capitalized terms not defined in this communication have the meanings specified in the Offer to Purchase.

Old Bonds	Aggregate Principal Amount of Valid Tenders	Aggregate Purchase Price plus Accrued Interest
2015 Bonds	U.S.$22,596,731.00	U.S.$24,277,362.87
2017 Bonds	U.S.$2,846,000.00	U.S.$3,494,789.18
2022 Bonds	U.S.$104,334,233.00	U.S.$138,938,420.28
2025 Bonds	U.S.$63,323,985.00	U.S.$79,805,811.10
2033 Bonds	U.S.$225,671,917.00	U.S.$320,108,562.02
2036 Bonds	U.S.$351,230,511.00	U.S.$489,414,106.53
2045 Bonds	U.S.$122,767,765.00	U.S.$108,177,839.20

Uruguay has filed a registration statement (including the prospectus supplement and the prospectus) with the SEC for the New Bonds Offering and the issuance of New Bonds. You should read the prospectus in that registration statement and other documents Uruguay has filed with the SEC for more complete information about Uruguay and such offering. You may obtain these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, Uruguay or the underwriters will arrange to send you the prospectus or any prospectus supplement for the New Bonds Offering if you request them by calling HSBC Securities (USA) Inc. at 866-811-8049 or J.P. Morgan Securities LLC at 1-866-846-2874.

The following additional information of Uruguay and regarding the New Bonds is available from the SEC’s website and also accompanies this free-writing prospectus:

http://www.sec.gov/Archives/edgar/data/102385/000090342313000412/repofur-sb_0710.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342313000434/repofur-sb_0729.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342314000359/rou-18k_0609.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342314000360/roa424b3_0609.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342314000361/repofuruguay-fwp_0609.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342314000363/repofuruguay-fwp_0610.htm

https://www.sec.gov/Archives/edgar/data/102385/000090342314000364/repofuruguay-fwp_0611.htm

https://www.sec.gov/Archives/edgar/data/102385/000090342314000365/rou424b5_0611.htm

Important Notice

The distribution of materials relating to the New Bonds Offering or the Tender Offer and the transactions contemplated by the New Bonds Offering and the Tender Offer may be restricted by law in certain jurisdictions. Each of the New Bonds Offering and the Tender Offer is void in all jurisdictions where it is prohibited. If materials relating to the New Bonds Offering or the Tender Offer come into your possession, you are required by Uruguay to inform yourself of and to observe all of these restrictions. The materials relating to the New Bonds Offering or the Tender Offer, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the New Bonds Offering or the Tender Offer be made by a licensed broker or dealer and a Dealer Manager or any affiliate of a Dealer Manager is a licensed broker or dealer in that jurisdiction, the New Bonds Offering or the Tender Offer, as the case may be, shall be deemed to be made by the Dealer Manager or such affiliate in that jurisdiction. Owners who may lawfully participate in the Tender Offer in accordance with the terms thereof are referred to as “holders.”

The New Bonds are not authorized for public offering under the Austrian Capital Markets Act (Kapitalmarktgesetz) and no public offers or public sales or invitation to make such an offer may be made. No advertisements may be published and no marketing materials may be made available or distributed in Austria in respect of the New Bonds. A public offering of the securities in Austria without the prior publication of a prospectus in accordance with the Austrian Capital Market Act would constitute a criminal offense under Austrian law.

The New Bonds are being offered and sold only to Accredited Investors (as defined in the Securities Industry Regulations, 2012) and will be subject to the resale restrictions contained in Regulation 117. As a condition of the purchase of the New Bonds, each purchaser will be required to attest to the purchaser’s status as an Accredited Investor acknowledging that the securities purchased are subject to restrictions on resale.

The New Bonds Offering and the Tender Offer do not constitute public offerings within the meaning of Article 3, §2 of the Belgian Law of June 16, 2006 on public offering of securities and admission of securities to trading on a regulated market (the “Prospectus Law”). The Tender Offer will not constitute a public offering within the meaning of Article 3, §2 of the Prospectus Law nor pursuant to Articles 3, §1, 1° and 6 of the Belgian Law of April 1, 2007 on takeover bids (the “Takeover Law”). The New Bonds Offering and the Tender Offer have been exclusively conducted under applicable private placement exemptions and have therefore not been, and will not be, notified to, and any other offer material relating to the Tender Offer or the New Bonds Offering (has not been, and will not be, approved by, the

Belgian Financial Services and Markets Authority (Autorité des services et marchés financiers/Autoriteit voor Financiële Diensten en Markten). The New Bonds Offering as well as the New Bonds Offering materials may only be advertised, offered or distributed in any way, directly or indirectly, to any persons located and/or resident in Belgium who qualify as “Qualified Investors” as defined in Article 10, §1 of the Prospectus Law and as referred to in Article 6, §3, 1° of the Takeover Law, and who are acting for their own account, or in other circumstances which do not constitute a public offering in Belgium pursuant to the Prospectus Law and the Takeover Law.

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the New Notes that has been approved by the French Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the EEA and notified to the French Autorité des marchés financiers and to Uruguay; neither the Tender Offer nor the New Notes have been offered or sold nor will be offered or sold, directly or indirectly, to the public in France; the materials relating to the Tender Offer or New Notes have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such offers, sales and distributions have been and shall only be made in France to qualified investors (investisseurs qualifiés) other than individuals investing for their own account, as defined in Articles L. 411-2 and D. 411-1, of the French Code monétaire et financier. The direct or indirect distribution to the public in France of any so acquired New Notes may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier and applicable regulations thereunder. The other legal entities referred to in Articles L. 341-2 1° and D. 341-1 of the French Code monétaire et financier are eligible to participate in the Tender Offer. The Tender Offer has not been and will not be submitted to the clearance procedures (visa) of nor approved by the Autorité des marchés financiers.

No action has been or will be taken in the Federal Republic of Germany that would permit a public offering of the securities, or distribution of a prospectus or any other offer materials and that, in particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act (Wertpapierprospektgesetz) of June 22, 2005, as amended (the “German Securities Prospectus Act”), has been or will be published within the Federal Republic of Germany.

In Italy, this announcement is only being distributed to and is only directed at, and the prospectus supplement and the Offer to Purchase documents may only be distributed, directly or indirectly, to qualified investors.

In Luxembourg, this announcement has been prepared on the basis that the New Bond Offering and the Tender Offer will be made pursuant to an exemption under Article 3 of the Prospectus Directive from the requirement to produce a prospectus for offers of securities.

In the Netherlands, the New Bonds may not be offered or sold, directly or indirectly, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Neither the communication of this announcement nor any other offer material relating to the New Bonds Offering and the Tender Offer has been approved, by an authorized person for the purposes of section 21 of the UK Financial Services and Markets Act 2000. This announcement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (as so amended, the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Articles 49(2)(a) to (d) of the Order (all such other persons together being referred to as “relevant persons”). Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this announcement or any of its contents.

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ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.